Exhibit 2

NEWS RELEASE

North American Palladium Provides Update on Exploration Results

From the First Half of 2013 Drilling at Lac des Iles

Includes New Mineral Resources for North VT Rim and Sheriff Zone

Toronto, Ontario, September 5, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today provided an update on its drill results from the first half of its 2013 underground and surface exploration program at its Lac des Iles (“LDI”) palladium property in Northern Ontario. The Company also completed, for the first time, National Instrument 43-101 (“NI 43-101”) compliant estimates for some near-surface mineral resources on the North VT Rim and the Sheriff Zone.

Highlights:

•	Surface drilling on the western end of the North VT Rim defined an initial measured mineral resource of 338,895 tonnes at 2.02 grams per tonne palladium (“g/t Pd”) (using a 1.0 g/t Pd cutoff grade). This resource is currently being assessed for surface mining as a potential source of supplemental mill feed.

•	Offset Zone underground infill drilling continues to validate grades and lengths, increasing confidence for 2014 development.

•	Notable intersections in the central portion (where Phase I mining will take place) include 36 metres grading 7.68 g/t Pd (hole 13-804), 41 metres grading 6.13 g/t Pd (hole 13-813), and 42 metres grading 5.23 g/t Pd (hole 13-844). True widths for the Offset Zone infill drilling program are estimated to represent 50% to 90% of the reported interval lengths.

•	Surface drilling on the Sheriff Zone defined a measured and indicated mineral resource of 5.28 million tonnes at a grade of 1.48 g/t Pd (based on a 1.0 g/t Pd cutoff grade), including 1.760 million tonnes at 2.05 g/t Pd (based on a 1.50 g/t Pd cutoff grade). This resource inventory may be available for accelerated development in a higher palladium price or higher tonnage bulk mining method environment.

•	Surface drilling on early-stage exploration targets on the central and eastern parts of the LDI mine block intrusion returned positive drill results on the Creek Zone and the Shorty Lake structural target.

•	Notable intersections include 7 metres grading 2.52 g/t Pd (hole 13-402) along an extension to the Creek Zone, and 10 metres grading 3.44 g/t Pd (hole 13-001) near Shorty Lake.

•	Current exploration focus shifted on evaluating potential lateral growth targets adjoining the Roby and Offset zones that represent lower development cost alternatives to expanding the mine at depth.

“The recent results from our exploration drilling support our belief that we have considerable exploration upside at LDI and that we can continue to organically grow our reserve and resource base through exploration,” said Phil du Toit, NAP’s President and Chief Executive Officer. “Our current exploration focus remains on identifying near-surface and lateral resource gains that can support sustainable production growth while minimizing capital requirements.”

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LDI 2013 Exploration Overview

In the first half of 2013, the Company completed 33,026 metres of diamond drilling at LDI, of which:

•	13,738 metres (71 drill holes) were completed on surface targets, including part of the North VT Rim, the near-surface portion of the Sheriff Zone, and parts of the South VT Rim; and

•	19,288 metres (79 drill holes) were completed on underground exploration and infill drilling targeting the Offset Zone.

Figure 1 in the Appendix shows the locations of the program’s exploration targets during the first half of the year. A tabulation of significant palladium (“Pd”), platinum (“Pt”), gold (“Au”), nickel (“Ni”), copper (“Cu”) and cobalt (“Co”) assays received from drilling completed in the first half of the year are included in the Appendix, with select highlights listed in the tables referred to throughout this news release. All mineralized intersections are given as downhole intervals and core lengths in metres.

During the first half of 2013, the Company also completed for the first time NI 43-101 compliant mineral resource estimates for near-surface portions of the North VT Rim and the Sheriff Zone. The next comprehensive update to the Company’s mineral reserves and resources is planned for release in January 2014 and will incorporate results from the 2013 drill program.

The current focus of exploration at LDI is to evaluate several lateral development targets that represent near term resource gain opportunities in support of the Company’s development strategy (as discussed in the August 8, 2013 news release). The Company is currently assessing the Offset Zone southeast extension target, and the upper Roby Zone northeast extension target. Up to four surface drilling rigs have been utilized in this program, which commenced in late June. The Company expects to complete the program during October, following which an update will be provided before the end of the year.

Offset Zone Infill and Extension Drilling

The objective of the infill drilling on the Offset Zone completed during the first four months of 2013 was to convert indicated resources to measured resources in the central portion of the zone (where Phase I mining will take place) to provide increased confidence for future mining. Infill drilling results to date confirmed the presence of thick, high-grade mineralization in that area, confirming the grades and lengths of the Phase I reserves and resources.

Highlights for this program are provided in Table 1 below, which include notable intersections of 36 metres grading 7.68 g/t Pd (hole 13-804), 41 metres grading 6.13 g/t Pd (hole 13-813), and 42 metres grading 5.23 g/t Pd (hole 13-844). True widths for the Offset Zone infill drilling program are estimated to represent 50% to 90% of the reported interval lengths.

In the first four months of 2013, underground exploration drilling was focused on evaluating a potential southern extension of the Offset Zone to the south of the shaft. Although narrow drill intersections of moderate grade were encountered, the results are still inconclusive and additional modeling and exploration drilling will be required in the future to evaluate this extension.

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In April, the focus of the Offset Zone exploration program began to shift from the well-established north-south strike direction to the definition and testing of a possible south-easterly extension. Recent drilling results from the upper part of the Offset Zone (which were intersected while drilling the Sheriff Zone) and geological modeling of all historical drilling resulted in a new interpretation of how the Offset Zone could extend upward and laterally. These findings suggest that the mineralized trend could potentially deviate along a south-easterly trend, possibly connecting the upper Offset Zone to the southern part of the Sheriff Zone.

This new target, referred to as the upper Offset Zone southeast extension, is currently being assessed in a program of exploration drilling on widely spaced centres. The surface holes have been laid out in order to test both the southeast extension target and the potential for the upward continuation of the main Offset Zone deposit.

Table 1: Selected underground drilling highlights for the Offset Zone infill and extension drilling programs, conducted from January through to April of 2013. For the Offset Zone drilling reported here, true widths are estimated to represent 50% to 90% of the reported interval lengths.

Target	Hole #	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)
Infill Drilling	13-804	90.0	126.0	36.0	7.68	0.41	0.41
	including	104.0	112.0	8.0	11.93	0.60	0.59
	13-812	113.0	150.0	37.0	5.52	0.34	0.38
	including	118.0	123.0	5.0	9.14	0.54	0.60
	13-813	103.0	171.0	68.0	4.56	0.30	0.34
	including	130.0	171.0	41.0	6.13	0.39	0.44
	and	132.0	140.0	8.0	8.88	0.59	0.69
	13-824	187.0	210.0	23.0	8.64	0.44	0.30
	including	198.0	204.0	6.0	22.44	0.92	0.57
	13-828	124.0	179.0	55.0	4.83	0.33	0.30
	including	165.0	179.0	14.0	7.08	0.44	0.31
	13-837	137.0	163.0	26.0	5.79	0.37	0.31
	including	141.0	149.0	8.0	8.75	0.54	0.42
	13-844	167.0	209.0	42.0	5.23	0.33	0.26
	including	199.0	204.0	5.0	16.44	0.87	0.19
Offset South Extension Drilling	13-603	181.0	190.0	9.0	4.23	0.55	0.40
	including	182.0	184.0	2.0	7.06	0.91	0.71
	13-604	164.0	173.0	9.0	2.25	0.23	0.19
	including	171.0	173.0	2.0	6.75	0.68	0.63

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North VT Rim Surface Drilling and Preliminary Resource Estimate

The North VT Rim deposit, which outcrops near the northeast end of the Roby Zone open pit, was drilled off in the fourth quarter of 2012 and in the first quarter of 2013. Based on the results of the definition program, the palladium mineralization within the near-surface portion of the western part of the North VT Rim appears to have lateral and vertical continuity. Highlights from drilling completed in the first quarter of 2013 are provided in Table 2 below.

The recent results show that the North VT Rim palladium mineralization occurs in a traceable stratigraphic package typically less than 8 metres thick (approximately 3 metres in average true thickness). Mineralization occurs in a variably textured (“VT”) norite within which the highest palladium grades appear to be preferentially associated with both a thin (typically approximately 1 metre thick) melanocratic norite layer and discordant, northeast trending shear zones. Structural mapping and drill sections demonstrate mineralization and igneous stratigraphy typically dips about 50 to 70 degrees southeast in this area. The results show that the North VT Rim hosts both narrow ‘reef-style’ high-grade mineralization and broader zones of lower grade mineralization. The mineralization described here remains open to depth and along strike to the east.

The western part of North VT Rim was drilled on 10-metre to 30-metre centres from surface to approximately 100 metres below surface. The definition drilling program delivered a mineral resource estimate of 338,895 tonnes (representing approximately 22,000 contained ounces) at a grade of 2.02 g/t Pd (using a 1.0 g/t Pd cutoff grade) for the west section of the North VT Rim.

This resource has been defined from surface to a depth of approximately 100 metres. The west section remains open to depth and to a limited extent to the southwest where it may connect to the northeast part of the Roby Zone. Table 3 below includes additional details of this resource estimate. Another smaller palladium resource in the east-deep section was also outlined, which occurs within 200 metres of surface and remains open to the northeast and towards surface.

The North VT Rim resource estimate was completed by Mr. Chris Roney, P. Geo., a private consultant to the Company and a Qualified Person within the meaning of NI 43-101. The resource modeling was done using the inverse distance squared resource estimation method. Copper and nickel occurrences in the western part of the North VT Rim are negligible and therefore are not included in the resource estimates provided below in Table 3.

The Company is currently evaluating the potential to develop the west section of the North VT Rim to be mined from surface. Metallurgical test work completed by the Company and augmented by mineralogical studies performed at Brandon University’s Micro Analytical Facility indicates that the North VT Rim mineralization includes trace macroscopic platinum-group element minerals. These are relatively coarse-grained compared to platinum-group element minerals typically present in the Offset Zone and Roby Zone ore. Mill testing of the North VT Rim mineralization at the LDI mill has also returned good recoveries.

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Table 2: Some surface drilling highlights from the first half of 2013 drilling on the North VT Rim.

Hole #	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)
13-303	52.0	66.0	14.0	2.14	0.16	0.02
including	64.0	65.0	1.0	9.21	0.79	0.12
13-305	32.0	48.0	16.0	1.78	0.09	0.03
including	32.0	39.0	7.0	3.49	0.15	0.06
including	38.0	39.0	1.0	10.70	0.40	0.14
13-321	38.0	45.0	7.0	10.52	0.58	0.23
including	43.0	44.0	1.0	63.50	3.33	1.48
13-332	11.0	45.0	34.0	1.94	0.10	0.03
including	24.0	29.0	5.0	8.39	0.30	0.10
including	27.0	29.0	2.0	13.20	0.43	0.10
13-333	16.0	39.0	23.0	2.38	0.12	0.05
including	30.0	32.0	2.0	14.60	0.54	0.42

Table 3: NI 43-101 compliant mineral resource estimate for the near-surface portion of the western part of the North VT Rim (west and east-deep sections) at the LDI mine property. The resource estimate was prepared by Chris Roney, P.Geo., a Qualified Person and a private consultant to the Company, using a 1.0 g/t Pd cutoff grade.

Resource Category	Section	Tonnes	Pd (g/t)	Pt (g/t)	Au (g/t)
Measured	West	338,895	2.02	0.12	0.03
Measured	East-Deep	97,856	2.03	0.14	0.03
Total Measured	Combined	436,751	2.02	0.12	0.03

Notes:

1.	Prepared in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. U.S. investors should refer to the Annual Information Form for an overview on how Canadian standards differ significantly from U.S. requirements.

2.	The mineral resources were estimated from drilling completed to April 15, 2013. The mineral resource calculation uses a minimum 1.0 g/t Pd resource block cut-off. The mineral resource estimate is based on the combination of geological modeling, geostatistics and conventional block modeling (5 m x 5 m x 5 m blocks). The North VT Rim resource models used the inverse distance squared (ID2) grade interpolation method.

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3.	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

Sheriff Zone Definition Drilling

During the first half of 2013, the Company also completed a resource definition program on the upper portion of the Sheriff Zone. An independent determination of these resources was prepared by Todd McCracken, P.Geo. of Genivar Inc., an independent Qualified Person within the meaning of NI 43-101. For the purpose of the program, the resources in the Sheriff Zone were divided into two separate zones (see Figure 3 in the Appendix): a north zone within the Roby Zone block (north of the Offset Zone fault); and a south zone within the Offset Zone block. The resource estimates are based on both recent and historical drilling results.

The Sheriff Zone south resource has a southerly plunge and extends along a sub-vertical dip from surface to approximately 300 metres at depth. The Sheriff Zone north resource extends from the south side of the Twilight Zone open pit to approximately 200 metres at depth and also has a sub-vertical dip.

At a 1.0 g/t Pd cutoff grade the cumulative measured and indicated resources in the two zones total 5,279,670 tonnes at a grade of 1.48 g/t Pd, representing approximately 251,000 contained ounces of palladium. At a 1.5 g/t Pd cutoff grade the cumulative resources total 1,760,230 tonnes at a grade of 2.05 g/t Pd.

The economic analysis of the near surface Sheriff Zone portion of the resources shows that at the present time, these resources do not meet the Company’s grade thresholds for open pit mining at current price and cost assumptions due to a high strip ratio. However, the Sheriff Zone deposit will form part of the Company’s long-term resource inventory and may be available for rapid development in a higher palladium price or bulk mining method environment.

Additionally, the Sheriff Zone drilling identified some higher grade mineralization at depth that may form part of a modeled southeast extension to the upper Offset Zone. This interpretation is currently being tested as part of the ongoing surface exploration program at LDI.

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Table 4: NI 43-101 compliant resource estimate for the near-surface portion of the Sheriff Zone deposit (north and south sections) at the LDI mine property. The resource estimate was prepared by Todd McCracken, P.Geo and independent QP with Genivar Inc. Resource estimates for both a 1.0 g/t Pd cutoff grade and a 1.5 g/t Pd cutoff grade are provided.

Resource Category	Section	Tonnes	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
Using 1.0 g/t cutoff
Measured	North	2,360,510	1.56	0.16	0.09	0.07	0.06
Measured	South	2,699,560	1.42	0.15	0.08	0.04	0.06
Total Measured		5,060,070	1.49	0.16	0.09	0.06	0.06
Indicated	North	9,700	1.57	0.17	0.22	0.28	0.15
Indicated	South	209,900	1.28	0.16	0.09	0.05	0.06
Total Indicated		219,600	1.29	0.16	0.09	0.06	0.06
Total Sheriff North M&I		2,370,210	1.56	0.16	0.09	0.07	0.06
Total Sheriff South M&I		2,909,460	1.41	0.15	0.08	0.04	0.06
Total Measured & Indicated		5,279,670	1.48	0.16	0.09	0.06	0.06
Using 1.5 g/t cutoff
Measured	North	930,670	2.10	0.21	0.12	0.09	0.06
Measured	South	794,560	2.00	0.20	0.11	0.05	0.06
Total Measured		1,725,230	2.06	0.21	0.11	0.07	0.06
Indicated	North	5,000	1.92	0.21	0.25	0.26	0.14
Indicated	South	30,000	1.72	0.20	0.12	0.06	0.06
Total Indicated		35,000	1.74	0.20	0.14	0.09	0.07
Total Sheriff North M&I		935,670	2.10	0.21	0.12	0.09	0.07
Total Sheriff South M&I		824,560	1.99	0.20	0.11	0.05	0.06
Total Measured & Indicated		1,760,230	2.05	0.21	0.11	0.07	0.06

Notes:

1.	Prepared in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. U.S. investors should refer to the Annual Information Form for an overview on how Canadian standards differ significantly from U.S. requirements.

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2.	The mineral resources were estimated from drilling completed to May 1, 2013. The mineral resource calculation uses a minimum 1.0 g/t Pd resource block cut-off. The mineral resource estimate is based on the combination of geological modeling, geostatistics and conventional block modeling (10 m x10 m x 10 m blocks). Palladium grade capping was determined to be necessary at 11 g/t Pd for less than 1% of the dataset. The Sheriff Zone resource models used the inverse distance squared (ID2) grade interpolation method within a three-dimensional block model with mineralized zones defined by wireframed solids. The QA/QC protocols and corresponding sample preparation and shipment procedures for the Sheriff Zone have been reviewed by Tetra Tech.

3.	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

Other Surface Exploration Targets in the Mine Block Intrusion

In the first half of 2013, the Company conducted limited exploration drilling on several early-stage exploration targets in the central-east part of the LDI mine block intrusion. These include the Creek Zone target at the eastern end of the Mine Block intrusion, a new structural target referred to as the Shorty Lake target (located adjacent to the Baker Zone) and the South VT Rim target. Highlights from the drilling program are provided in Table 5 below. Target locations are shown in Figure 1 of the Appendix. The Company is encouraged by these results and will consider additional exploration in the future as part of its ongoing efforts to define additional near-surface resources in the central and eastern parts of the mine block intrusion.

Table 5: Surface drilling highlights from the first half of the 2013 program on early-stage exploration targets on the mine block intrusion.

Target	Hole #	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)
Shorty Lake	13-001	261.0	268.0	7.0	2.74	0.32	0.15
	including	267.0	268.0	1.0	9.13	0.81	0.15
	and	334.0	345.0	11.0	2.74	0.36	0.16
	and	360.0	370.0	10.0	3.44	0.44	0.18
Creek Zone West	13-402	84.0	91.0	7.0	2.52	0.23	0.16
South VT Rim	13-408	92.0	94.0	2.0	4.01	0.47	0.04
	13-409	117.0	119.0	2.0	3.50	0.30	0.05
	13-410	27.0	30.0	3.0	1.94	0.32	0.11

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Technical Information and Qualified Persons

The assay analyses performed during NAP’s exploration drilling programs are subject to a formal quality assurance and quality control (QA/QC) program. Diamond drill core from exploration drilling is logged and sampled on site and at the Company’s exploration office in Thunder Bay with samples transported by the Company and Courtesy Courier to Activation Laboratories Ltd. (Thunder Bay and Ancaster), an independent accredited laboratory, for assay analysis. Check assay analyses are carried out by SGS Minerals Services (Toronto), a laboratory that is also independent of the Company.

The Company’s exploration team designed and executed the drilling program under the supervision of Robert D. Stewart, P.Geo., Exploration Division Chief Geologist, an employee of NAP and a Qualified Person as defined by National Instrument 43-101, who has reviewed and approved the content of this news release. Resource estimates provided in this release were prepared by Todd McCracken, P. Geo., of Genivar Inc. (Sheriff Zone resource estimates) and Chris Roney, P. Geo., a private consultant to NAP (North VT Rim resource estimates), both of whom are Qualified Persons under the meaning of NI 43-101.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

Cautionary Statement on Forward Looking Information

Certain information included in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’, ‘forecast’, and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future exploration results, financial or operating performance, including: statements with respect to the exploration potential of the LDI or greenfields properties, projected grades and other statements that express management’s expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company’s interpretations of the ore body are accurate, that prices for key exploration and development supplies, including labour, will remain consistent with the Company’s expectations, that the Company’s current estimates of mineral reserves and resources are accurate, and that there are no material delays in the timing of ongoing projects. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that new exploration targets may not meet management’s

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expectations, uncertainty of mineral reserves and resources, inherent risks associated with exploration and development, the risk that the Offset Zone and other zones may not be successfully developed, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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APPENDIX:

FIGURE 1: Geological map of the Lac des Iles mine block intrusion showing the surface projection of the Offset Zone and related underground drilling and exploration targets and the surface location of other mineralized zones and exploration targets discussed in this news release.

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FIGURE 2: Longitudinal view, looking east, of the currently defined limits to the Offset Zone (large red solid) showing location of the Q1/Q2 2013 extension drilling program south of the shaft (500 and 600 series) and infill drilling (800 series) on the Phase 1 Offset Zone reserves (darker red irregular polygon).

FIGURE 3: Plan view geological map of the southwestern part of the mine block intrusion showing the surface projections of the northern and southern resource shells of the Sheriff Zone deposit relative to the Roby Zone, the Offset fault and the shaft.

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TABLE 6: Selected drilling intersections from exploration and infill drilling completed at the Lac des Iles property in the first half of 2013. Interval lengths reported are not true widths.

Zone/Target	Hole #	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)
North VT Rim	13-303	52.0	66.0	14.0	2.14	0.16	0.02	0.01	0.04	0.01
	including	64.0	65.0	1.0	9.21	0.79	0.12	0.02	0.06	0.01
	13-305	32.0	48.0	16.0	1.78	0.09	0.03	0.01	0.03	0.00
	including	32.0	39.0	7.0	3.49	0.15	0.06	0.01	0.03	0.00
	including	38.0	39.0	1.0	10.70	0.40	0.14	0.02	0.03	0.01
	13-321	38.0	45.0	7.0	10.52	0.58	0.23	0.01	0.08	0.01
	including	43.0	44.0	1.0	63.50	3.33	1.48	0.02	0.09	0.01
	13-332	11.0	45.0	34.0	1.94	0.10	0.03	0.00	0.03	0.00
	including	24.0	29.0	5.0	8.39	0.30	0.10	0.00	0.03	0.00
	including	27.0	29.0	2.0	13.20	0.43	0.10	0.00	0.02	0.00
	13-333	16.0	39.0	23.0	2.38	0.12	0.05	0.02	0.04	0.00
	including	30.0	32.0	2.0	14.60	0.54	0.42	0.02	0.05	0.01
Offset Phase 1 Infill	13-804	90.0	126.0	36.0	7.68	0.41	0.41	0.09	0.17	0.01
	including	104.0	112.0	8.0	11.93	0.60	0.59	0.14	0.22	0.01
	13-812	113.0	150.0	37.0	5.52	0.34	0.38	0.10	0.16	0.01
	including	118.0	123.0	5.0	9.14	0.54	0.60	0.19	0.23	0.01
	13-813	103.0	171.0	68.0	4.56	0.30	0.34	0.08	0.13	0.01
	including	130.0	171.0	41.0	6.13	0.39	0.44	0.10	0.16	0.01
	and	132.0	140.0	8.0	8.88	0.59	0.69	0.17	0.20	0.01
	13-824	187.0	210.0	23.0	8.64	0.44	0.30	0.06	0.11	0.01
	including	198.0	204.0	6.0	22.44	0.92	0.57	0.05	0.12	0.01
	13-828	124.0	179.0	55.0	4.83	0.33	0.30	0.08	0.11	0.01
	including	165.0	179.0	14.0	7.08	0.44	0.31	0.06	0.12	0.01
	13-837	137.0	163.0	26.0	5.79	0.37	0.31	0.08	0.14	0.01
	including	141.0	149.0	8.0	8.75	0.54	0.42	0.10	0.16	0.01
	13-844	167.0	209.0	42.0	5.23	0.33	0.26	0.07	0.12	0.01
	including	199.0	204.0	5.0	16.44	0.87	0.19	0.05	0.15	0.01
Offset South Extension	13-603	181.0	190.0	9.0	4.23	0.55	0.40	0.12	0.17	0.01
	including	182.0	184.0	2.0	7.06	0.91	0.71	0.20	0.24	0.01
	13-604	164.0	173.0	9.0	2.25	0.23	0.19	0.05	0.14	0.01
	including	171.0	173.0	2.0	6.75	0.68	0.63	0.12	0.26	0.01
Shorty Lake	13-001	261.0	268.0	7.0	2.74	0.32	0.15	0.10	0.08	0.00
	including	267.0	268.0	1.0	9.13	0.81	0.15	0.08	0.07	0.01
	and	334.0	345.0	11.0	2.74	0.36	0.16	0.15	0.14	0.01
	and	360.0	370.0	10.0	3.44	0.44	0.18	0.19	0.19	0.01
Creek Zone West	13-402	84.0	91.0	7.0	2.52	0.23	0.16	0.18	0.21	0.01
South VT Rim	13-408	92.0	94.0	2.0	4.01	0.47	0.04	0.00	0.03	0.00
	13-409	117.0	119.0	2.0	3.50	0.30	0.05	0.01	0.03	0.00
	13-410	27.0	30.0	3.0	1.94	0.32	0.11	0.04	0.06	0.00

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